FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated July 17, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	ANNOUNCEMENT TO THE MARKET

BRF S.A.

PUBLICLY-HELD COMPANY
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), for its own account and, in the case of the 2026 Notes (as defined below), on behalf of BRF GmbH, a wholly-owned subsidiary of BRF, announces to its shareholders and the market in general, on the date hereof, the commencement of an offer to purchase for cash any and all outstanding (i) (a) 5.875% Senior Notes due 2022 (“2022 Notes”), (b) 2.750% Senior Notes due 2022 (“Euro Notes”), (c) 3.95% Senior Notes due 2023 (“2023 Notes”); and (d) 4.75% Senior Notes due 2024 (“2024 Notes”) all issued by BRF; and (ii) 4.350% Senior Notes due 2026 (“2026 Notes” and, together with the 2022 Notes, Euro Notes, 2023 Notes and 2024 Notes, jointly referred to as “Notes”), issued by BRF GmbH and guaranteed by BRF (jointly referred to as the “Offers”).

The Offers are made upon the terms and subject to the conditions set forth in the offer to purchase dated July 17, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) for the consideration displayed below and described therein and in the accompanying notice of guaranteed delivery (“Notice of Guaranteed Delivery” and, together with the Offer to Purchase, jointly referred to as “Offer Documents”). The Offers are not contingent upon the tender of any minimum principal amount of Notes, but BRF’s obligation to complete an Offer with respect to a particular series of Notes is conditioned on the aggregate Tender Consideration (as defined below) for the Offers not exceeding three hundred million U.S. dollars (US$300,000,000) (excluding the aggregate amount of Accrued Interest (as defined in the Offer to Purchase)).

1

The table below summarizes certain terms and conditions of the Offers.

Title of Security	Security Identifiers	Acceptance Priority Level(1)	Principal Amount Outstanding	Tender Consideration(2)
5.875% Senior Notes due 2022	CUSIP Nos.: 10552T AA5/P1905CAA8 ISINs: US10552TAA51/USP1905CAA82	1	U.S.$109,312,000	U.S.$1,050.00
2.750% Senior Notes due 2022	ISINs: XS1242327325/XS1242327168 Common Codes: 124232732/124232716	2	€324,781,000	€1,015,00
3.95% Senior Notes due 2023	CUSIP Nos.: 10552T AE7/P1905CAD2 ISINs: US10552TAE73/USP1905CAD22	3	U.S.$345,989,000	U.S.$1,018.50
4.75% Senior Notes due 2024	CUSIP Nos.: 10552T AF4/P1905CAE0 ISINs: US10552TAF49/USP1905CAE05	4	U.S.$517,858,000	U.S.$1,031.00
4.350% Senior Notes due 2026	CUSIP Nos.: 05583B AA7/A08163 AA4 ISINs: US05583BAA70/USA08163AA41	5	U.S.$500,000,000	U.S.$992.50

_______________

(1)     We will accept Notes of a series in the order of their respective Acceptance Priority Level specified in the table above (each, an “Acceptance Priority Level,” with 1 being the highest Acceptance Priority Level and 5 being the lowest Acceptance Priority Level), upon the terms and subject to the conditions set forth in the Offer to Purchase.

(2)     The amount to be paid for each U.S.$1,000 principal amount of 2022 Notes, 2023 Notes, 2024 Notes and 2026 Notes and €1,000 principal amount of Euro Notes, in each case, validly tendered and accepted for purchase, excluding Accrued Interest (as defined in the Offer to Purchase).

The Offers will expire at 8:30 a.m. (New York City time) on July 24, 2020, unless earlier terminated or extended by BRF (such time and date, the “Expiration Date”).

Holders of Notes who (i) validly tender and do not validly withdraw their Notes on or prior to the Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery and other required documents pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) on or prior to the Expiration Date and tender their Notes on or prior to the Guaranteed Delivery Date (as defined in the Offer to Purchase), and whose Notes are accepted for purchase by us, will be eligible to receive the Tender Consideration applicable for such Notes. Validly tendered Notes may be withdrawn in accordance with the terms of the Offer to Purchase at any time prior to the Expiration Date, but not thereafter, except as described in the Offer to Purchase or as required by applicable law.

Completion of the Offers is conditioned on the satisfaction or waiver of certain conditions described in the Offer Documents. BRF has the right, in its sole discretion, to amend or terminate one or more of the Offers at any time, subject to applicable law.

This Announcement does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Offers are made only by and pursuant to the terms of the Offer Documents, and the information in this Announcement is qualified by reference to the Offer to Purchase and the related Notice of Guaranteed Delivery. None of BRF, BRF GmbH, the dealer manager or the information agent and tender agent makes any recommendation as to whether holders of Notes should tender their Notes pursuant to the Offers.

2

The Offers are not, and will not be, subject to registration with the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários). The Offers may not be executed in Brazil, except in circumstances that do not constitute an unauthorized public offering according to Brazilian laws and regulations.

São Paulo, July 17, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.

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